                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                                  GRACO INC.
                               ----------------
                               (Name of Issuer)


                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                  384109-10-4
                                --------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                              Page 1 of 11 Pages

CUSIP No.  384109104                  13G                     Page 2 of 11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Trust U/W Clarissa L. Gray
     Tax I.D. - 41-6044789

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a) [_]
                                 (b) [x]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Trust governed by the laws of Minnesota


  NUMBER OF        |
                   |
    SHARES         |   5.   SOLE VOTING POWER
                   |        3,019,397
 BENEFICIALLY      |
                   |   6.   SHARED VOTING POWER
   OWNED BY        |
                   |   7.   SOLE DISPOSITIVE POWER
     EACH          |        3,019,397
                   |
REPORTING PERSON   |   8.   SHARED DIPOSITIVE POWER
                   |
     WITH          |


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,019,397

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     26.5%

12.  TYPE OF REPORTING PERSON*
     00 (Trust)


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G                  Page 3 of  11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Bank of South Dakota, N.A.
     Tax I.D. - 46-0168855

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [_]
     Trustee of Clarissa L. Gray Trust  (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA (National Bank organized under National Banking Act)

  NUMBER OF        |
                   |
    SHARES         |     5.   SOLE VOTING POWER
                   |
 BENEFICIALLY      |     6.   SHARED VOTING POWER
                   |          3,019,397
   OWNED BY        |
                   |     7.   SOLE DISPOSITIVE POWER
     EACH          |
                   |     8.   SHARED DIPOSITIVE POWER
REPORTING PERSON   |          3,019,397
                   |
     WITH          |

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,019,397

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     26.5%

12.  TYPE OF REPORTING PERSON*
     BK

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G                   Page 4 of  11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Maynard B. Hasselquist
     S.S.    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [_]
     Trustee of Clarissa L. Gray Trust       (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                   |  5.   SOLE VOTING POWER
  NUMBER OF        |       16,500
                   |
    SHARES         |  6.   SHARED VOTING POWER
                   |
 BENEFICIALLY      |       3,174,502  (Includes all shares held by the Trust;
                   |  105 shares held by Mr. Hasselquist's wife, as to which
   OWNED BY        |  Mr. Hasselquist may be deemed to share voting power;
                   |  and 155,000 shares held by Greycoach Foundation of
     EACH          |  which Mr. Hasselquist is a director.)
                   |
REPORTING PERSON   |  7.   SOLE DISPOSITIVE POWER
                   |       16,500
     WITH          |
                   |  8.  SHARED DISPOSITIVE POWER
                   |       3,174,502


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,191,002

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     28.0%

12.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G                   Page 5 of  11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     David A. Koch
     S.S.    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) [_]
     Trustee of Clarissa L. Gray Trust         (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
                   |  5.   SOLE VOTING POWER
                   |       215,248  (Includes "Restricted Shares" of 22,045
                   |  and ESOP Shares of 253.)
  NUMBER OF        |
                   |  6.   SHARED VOTING POWER
    SHARES         |       3,614,083  (Includes all shares held by Trust;
                   |  29,996 shares owned by Mr. Koch's wife, as to which
 BENEFICIALLY      |  Mr. Koch may be deemed to share voting power; 18,587
                   |  shares owned by the Graco Foundation of which Mr. Koch
   OWNED BY        |  is a director; 89,866 unallocated shares held by Graco's
                   |  Employee Stock Ownership Plan; 301,237 shares owned by
     EACH          |  the Graco Pension Plan as to which Mr. Koch shares
                   |  voting power; and 155,000 shares held by Greycoach
REPORTING PERSON   |  Foundation of which Mr. Koch is a director.)
                   |
     WITH          |  7.   SOLE DISPOSITIVE POWER
                   |       214,995
                   |
                   |  8.   SHARED DISPOSITIVE POWER
                   |       3,614,083


 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,829,331

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     33.7%

12.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

The Statement of Ownership, as amended, filed by the Trust U/W Clarissa L. Gray (the "Trust") pursuant to Rules 13d-1(c) and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Trust's ownership of shares of common stock of Graco Inc., is hereby amended by restating such statement, as amended, to add or to update the information contained therein.

ITEM 1
          (a)  Name of Issuer:
               --------------

                   Graco Inc.

          (b) Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

                   4050 Olson Memorial Highway
                   Golden Valley, Minnesota 55422

ITEM 2
          (a)  Name of Person Filing:
               ---------------------

                   Trust U/W Clarissa L. Gray

          (b)  Address:
               -------

                   c/o First Bank of South Dakota, N.A.
                   141 North Main Avenue
                   Suite 400
                   Sioux Falls, South Dakota 57102-1133

          (c)  Citizenship:
               -----------

                   Governed by Minnesota law

          (d)  Title of Class of Securities:
               ----------------------------

                   COMMON

          (e)  CUSIP Number:
               ------------

                   384109-10-4

      The three trustees of the Clarissa L. Gray Trust share the power to vote and dispose of the shares held by the Trust. The trustees have joined in this filing since, under applicable Rules of the Securities and Exchange Commission, such powers may cause the trustees to be deemed to be beneficial owners of the shares held by the Trust. The trustees disclaim the existence of any group relationship among the trustees except such relationship as may be deemed to exist by virtue of their status as trustees.

         Effective January 1, 1995, First Bank of South Dakota, N.A. replaced First Bank National Association as a trustee of the Trust. Both First Bank of South Dakota, N.A. and First Bank National Association are subsidiaries of First Bank System Inc. The other two trustees of the Trust are David A. Koch and Maynard B. Hasselquist, each individual residents of the State of Minnesota. The principal business address of each of the trustees of the Trust is as follows:

               First Bank of South Dakota, N.A.
               141 North Main Avenue
               Suite 400
               Sioux Falls, South Dakota 57102-1133

               David A. Koch
               4050 Olson Memorial Highway
               Golden Valley, Minnesota 55422

               Maynard B. Hasselquist
               220 South Sixth Street
               Minneapolis, Minnesota 55402

ITEM 3
         This statement is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, because the shares of the Issuer owned by the Trust were acquired prior to December 22, 1970.

ITEM 4
         Ownership:
         ---------

         (a)  Amount beneficially owned:
              -------------------------

                  3,019,397

         (b)  Percentage of Class:
              -------------------

                  26.5%

         (c) Number of Shares as to which the Trust has:
             ------------------------------------------

                  (i) Sole power to vote or direct the vote:
                      -------------------------------------

                         3,019,397

                 (ii) Shared power to vote or direct the vote:
                      ---------------------------------------

                         None

                (iii)  Sole power to dispose or direct the disposition:
                       -----------------------------------------------

                         3,019,397

                 (iv) Shared power to dispose or direct the disposition:
                      -------------------------------------------------

                         None

            The trustees share the power to vote or to direct the vote and to dispose or direct the disposition of all shares held by the Trust. Any additional shares of Graco Inc. owned by individual trustees are listed on the Cover Page relating to such trustee.

ITEM 5   Ownership of Five Percent or Less of a Class:  (______).
         -------------------------------------------------------

ITEM 6   Ownership of More Than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

            Not Applicable

ITEM 7 Identification and Classification of Members of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company.

            Not Applicable

ITEM 8   Identification and Classification of Members of the Group:
         ---------------------------------------------------------

            Not Applicable, but see Item 2.

ITEM 9   Notice of Dissolution of Group:
         ------------------------------

            Not Applicable

ITEM 10  Certification:
         -------------

            Not Applicable.  (See Item 3.)

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 8, 1994
                                 TRUST U/W CLARISSA L. GRAY

                                 First Bank of South Dakota,  N.A., Trustee



                                 By:  /s/ Thomas J. Flynn, Senior V. P.
                                    -----------------------------------------



                                 First Bank of South Dakota,  N.A., Trustee



                                 By:  /s/ Bette Theobald, Vice President
                                    -----------------------------------------



                                 /s/  Maynard B. Hasselquist*
                                 --------------------------------------------
                                 Maynard B. Hasselquist, Trustee


                                 /s/ David A. Koch
                                 --------------------------------------------
                                 David A. Koch, Trustee

*By:  /s/ David A. Koch
     ------------------------
     David A. Koch,
     Attorney-in-fact

EXHIBIT INDEX


Exhibit          Description                               Page No.
- -------          -----------                               --------
A                Power of Attorney of                      10
                 Maynard B. Hasselquist, dated
                 December 31, 1993


                               POWER OF ATTORNEY


          KNOW ALL PERSONS BY THESE PRESENTS, that Maynard Hasselquist hereby constitutes and appoints David A. Koch and Sidney Sehlin, and each of either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign reports required to be filed by the undersigned pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (and any and all amendments thereto) relating to the ownership of securities of Graco Inc. by the trust u/w of Clarissa Gray, with the Securities and Exchange Commission and the New York Stock Exchange, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, this Power of Attorney has been signed on December 31, 1993.


                              /s/    Maynard B. Hasselquist
                              --------------------------------------------
                                     Maynard B. Hasselquist